UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-35297

Fortuna Silver Mines Inc.

(Translation of registrant’s name into English)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐                         FORM 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortuna Silver Mines Inc.
(Registrant)

Date: March 18, 2022	By:	/s/ "Jorge Ganoza Durant"
Jorge Ganoza Durant
President and CEO

Exhibits:

99.1	NI 43-101 Technical Report – Seguela Project dated May 26, 2021

99.2	Consent H. Andersen

99.3	Consent G. Bailey

99.4	Consent P. Criddle

99.5	Consent S. McLeay

99.6	Consent D. Morgan

99.7	Consent N. Morrison

99.8	Consent P. Weedon
99.9	Cover letter